IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.



02058056

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



SEP 25 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
SEP 27 2002
THOMSON FINANCIAL

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for September 23, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37539
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5256355v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on September 25, 2002.

CWABS, INC.

By: 
Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION; AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-4

NY1 5256355v2

ABS New Transaction

Computational Materials

$461,216,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2002-4


Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: September 20, 2002***

$461,216,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2002-4

Class (1)	Principal Amount (2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's) (4),(3)	Last Scheduled Distribution Date	Certificate Type
A-1	388,600,000	2.46 / 2.68	1-86 / 1-195	AAA/Aaa	February 2033	Floating Rate Senior
A-IO	(5)			AAA/Aaa		Interest Only NAS
M-1	31,320,000	4.85 / 5.34	39-86 / 39-155	AA/Aa2	December 2032	Floating Rate Mezzanine
M-2	20,880,000	4.80 / 5.19	38-86 / 38-135	A/A2	November 2032	Floating Rate Mezzanine
B-1	14,616,000	4.75 / 4.89	37-86 / 37-111	BBB/Baa2	August 2032	Floating Rate Subordinate
B-2	5,800,000	4.00 / 4.00	37-75 / 37-75	BBB-/Baa3	July 2031	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	**$461,216,000(6)**					

(1) The margin on the Class A-1 Certificates doubles and the respective margins on the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.
(2) Subject to a permitted variance of +/- 10%.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Kanika Bansul, Standard & Poor's, 212.438.1292; Marjan Riggi, Moody's, 212.553.4468.
(5) Notional balance equal to the lesser of (i) $46,400,000 and (ii) the unpaid principal balance of the Mortgage Loans in the related period.
(6) Excludes the Class A-IO notional balance.

Trust: Asset-Backed Certificates, Series 2002-4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc of America LLC (Co-Manager) and J.P. Morgan Securities Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 and Class A-IO Certificates (together, the "***Senior Certificates***") and (ii) Class M-1, Class M-2, Class B-1 and Class B-2 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

The Class A-IO Certificates have a scheduled notional balance (described below), accrue interest on their notional balance and are not entitled to payments of principal.

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	September 1, 2002.
Cut-off Date:	September 1, 2002, or the origination date of such Mortgage Loan.
Expected Pricing Date:	September [25], 2002.
Expected Closing Date:	September [30], 2002.
Expected Settlement Date:	September [30], 2002.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class A-IO Certificates) will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class A-1 and Class M-1 Certificates are expected to constitute "mortgage related securities" and will be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date included in the Initial Pool (as defined below) and (b) the Pre-Funded Amount deposited in the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans in the Statistical Pool may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Initial Pool***"). The characteristics of the Initial Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $327,051,309 of which: (i) approximately $97,063,532 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and (ii)

approximately $229,987,777 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Adjustable Rate Mortgage Loans***" and, together with the Fixed Rate Mortgage Loans, the ***"Mortgage Loans"***).

Pre-Funded Amount: A deposit of not more than $116,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than November 29, 2002 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mo rtgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Initial Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $146,312,000 of Fixed Rate Mortgage Loans and approximately $317,688,000 of Adjustable Rate Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rates set forth below (the ***"Class A-IO Certificate Rate"***):

Month	Notional Balance	Rate
1-10	46,400,000	6.00
11-20	46,400,000	4.50
21-30	46,400,000	2.50

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the MGIC Policy as described below, the MGIC premium rate (such sum, the ***"Expense Fee Rate"***).

Maximum Rate: The "***Maximum Rate***" is generally equal to the difference between (a) the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans and (b) the product of (i) the Class A-IO Certificate Rate and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate: The "***Adjusted Maximum Mortgage Rate***" for each Mortgage Loan is equal to the gross maximum mortgage rate (or the mortgage rate in the case of the Fixed Rate Mortgage Loans) less, in each case, the Expense Fee Rate.

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the difference between (a) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans and (b) the product of (i) the Class A-IO Certificate Rate and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract:

The Trust will include a one-month LIBOR cap contract (the "***Cap Contract***") for the benefit of the Offered Certificates (other than the Class A-IO Certificates). On the Closing Date, the notional amount of the Cap Contract will equal approximately $146,312, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike rate on the Cap Contract will be 6.45% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates (other than the Class A-IO Certificates) any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moody's	Expected Credit Enhancement (at Issuance)	Expected Credit Enhancement (Post Step-down)
Class A-1	AAA/Aaa	16.25%	32.50%
Class M-1	AA/Aa2	9.50%	19.00%
Class M-2	A/A2	5.00%	10.00%
Class B-1	BBB/Baa2	1.85%	3.70%
Class B-2	BBB-/Baa3	.60%	1.20%

1. Subordination. The Class B-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class B-1 Certificates. The Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates and the Class M-2 Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

2. Overcollateralization. As of any date of determination, the amount by which the sum of the aggregate principal balance of the Mortgage Loans and any remaining Pre-Funded Amount exceeds the principal balance of the Offered Certificates is known as overcollateralization ("O/C"). On the Closing Date, the O/C will be equal to the Overcollateralization Target. In the event that realized losses on the Mortgage Loans reduce the level of O/C, or when the Overcollateralization Target increases after the Stepdown Date, Excess Cashflow will be used to build the O/C level until the Overcollateralization.

3. Excess Cashflow. "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. As of the Statistical Pool Calculation Date, approximately 4.69% of the Mortgage Loans are covered by a private mortgage insurance policy issued by MGIC (the "***MGIC Policy***"). For approximately all of these Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 50% of the value of the related mortgaged property.

Overcollateralization Target:

Prior to the Stepdown Date, 0.60% of the sum of the principal balance of the Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount.

On or after the Stepdown Date, 1.20% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, that if a Trigger Event (as will be established by the rating agencies) has occurred on the related Distribution Date, the O/C target will be equal to the target as of the prior Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the MGIC Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B-2 and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) sequentially, to the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates;
2) Principal funds, sequentially to the Class A-1, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Offered Certificates to build or maintain O/C and subordination, as described under "Overcollateralization Target" and "Principal Paydown," respectively.
4) Any remaining Excess Cashflow to pay Net Rate Carryover sequentially to the Certificates.
5) Any remaining Excess Cashflow to pay previously unreimbursed realized loss amounts sequentially to the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates.
6) To the Class C and Class P Certificates, any remaining amounts.

Principal Paydown:

Prior to the Stepdown Date, or if a Trigger Event is in effect on the related Distribution Date, 100% of principal will be paid sequentially to the Class A-1, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates. As used herein, ***"Stepdown Date"*** shall refer to the earlier of (i) the Distribution Date on which the Class A-1 Certificate Balance is reduced to zero and (ii) the later of (a) the Distribution Date occurring in October 2005 or (b) the first Distribution Date on which the Subordination for the Class A-1 Certificates provided by the Subordinate Certificates and O/C has doubled.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates (other than the Class A-IO Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Class A-1 Certificates such that the Class A-1 Certificates will have 32.50% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 19.00% Subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 10.00% Subordination, fourth to the Class B-1 Certificates such that the Class B-1 Certificates will have 3.70% Subordination and last to the Class B-2 Certificates such that the Class B-2 Certificates will have 1.20% Subordination.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%)

Class A-1 (To Call)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	33.000	33.000	33.000	33.000	33.000
WAL (yr)	19.15	3.14	2.46	1.38	0.92
MDUR (yr)	15.29	2.98	2.36	1.36	0.91
First Prin Pay	10/02	10/02	10/02	10/02	10/02
Last Prin Pay	6/31	9/11	11/09	3/07	2/05

Class A-1 (To Maturity)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	33.058	35.257	35.374	35.704	33.000
WAL (yr)	19.20	3.42	2.68	1.52	0.92
MDUR (yr)	15.32	3.20	2.54	1.48	0.91
First Prin Pay	10/02	10/02	10/02	10/02	10/02
Last Prin Pay	8/32	10/22	12/18	3/13	2/05

Class M-1 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.000	65.000	65.000	65.000	65.000
WAL (yr)	26.41	5.90	4.85	4.28	3.06
MDUR (yr)	19.36	5.45	4.56	4.07	2.95
First Prin Pay	1/25	10/05	12/05	6/06	2/05
Last Prin Pay	6/31	9/11	11/09	3/07	10/05

Class M-1 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	65.098	67.557	67.555	67.497	74.985
WAL (yr)	26.53	6.51	5.34	4.67	4.51
MDUR (yr)	19.42	5.92	4.95	4.41	4.26
First Prin Pay	1/25	10/05	12/05	6/06	2/05
Last Prin Pay	6/32	10/18	8/15	11/10	12/09

Class M-2 (To Call)

Margin	1.20%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	120.000	120.000	120.000	120.000	120.000
WAL (yr)	26.41	5.89	4.80	3.78	3.00
MDUR (yr)	18.10	5.34	4.43	3.57	2.87
First Prin Pay	1/25	10/05	11/05	1/06	7/05
Last Prin Pay	6/31	9/11	11/09	3/07	10/05

Class M-2 (To Maturity)

Margin	1.20%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	120.150	123.787	123.802	123.338	123.862
WAL (yr)	26.52	6.39	5.19	4.03	3.22
MDUR (yr)	18.14	5.70	4.74	3.78	3.07
First Prin Pay	1/25	10/05	11/05	1/06	7/05
Last Prin Pay	5/32	10/16	12/13	10/09	8/07

Class B-1 (To Call)

Margin	1.90%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	190.000	190.000	190.000	190.000	190.000
WAL (yr)	26.40	5.87	4.75	3.57	2.75
MDUR (yr)	16.65	5.19	4.30	3.33	2.61
First Prin Pay	1/25	10/05	10/05	11/05	4/05
Last Prin Pay	6/31	9/11	11/09	3/07	10/05

Class B-1 (To Maturity)

Margin	1.90%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	190.100	192.368	192.312	192.118	192.072
WAL (yr)	26.45	6.06	4.89	3.66	2.82
MDUR (yr)	16.67	5.32	4.41	3.40	2.67
First Prin Pay	1/25	10/05	10/05	11/05	4/05
Last Prin Pay	2/32	5/14	12/11	7/08	9/06

Class B-2 (To Call)

Margin 2.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	230.000	230.000	230.000	230.000	230.000
WAL (yr)	25.76	4.93	4.00	3.16	2.51
MDUR (yr)	15.70	4.41	3.65	2.95	2.37
First Prin Pay	1/25	10/05	10/05	10/05	3/05
Last Prin Pay	1/31	7/10	12/08	8/06	5/05

Class B-2 (To Maturity)

Margin 2.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	230.000	230.000	230.000	230.000	230.000
WAL (yr)	25.76	4.93	4.00	3.16	2.51
MDUR (yr)	15.70	4.41	3.65	2.95	2.37
First Prin Pay	1/25	10/05	10/05	10/05	3/05
Last Prin Pay	1/31	7/10	12/08	8/06	5/05

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.988	9.681
2	6.426	8.151
3	6.623	8.380
4	6.393	8.179
5	6.376	8.192
6	7.039	8.883
7	6.340	8.209
8	6.531	8.425
9	6.301	8.217
10	6.490	8.427
11	6.445	8.208
12	6.429	8.210
13	6.626	8.425
14	6.394	8.213
15	6.589	8.426
16	6.358	8.214
17	6.339	8.216
18	6.756	8.652
19	6.300	8.215
20	6.489	8.424
21	6.586	8.215
22	6.792	8.439
23	6.579	8.501
24	6.749	9.182
25	6.960	9.432
26	6.721	9.183
27	6.930	9.433
28	6.692	9.184
29	6.676	9.308
30	7.374	10.528
31	7.182	9.618
32	7.420	9.906
33	7.179	9.632
34	7.417	9.920
35	7.178	9.773
36	7.311	9.873
37	7.552	10.180
38	7.307	9.871
39	7.548	10.177
40	7.303	9.869
41	7.301	9.987
42	8.081	10.999
43	7.297	9.925
44	7.538	10.246
45	7.293	9.906

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.534	10.226
47	7.289	9.913
48	7.287	10.287
49	7.528	10.619
50	7.283	10.265
51	7.524	10.596
52	7.279	10.243
53	7.277	10.234
54	8.055	11.592
55	7.273	10.458
56	7.514	10.795
57	7.269	10.435
58	7.510	10.771
59	7.265	10.412
60	7.263	10.533
61	7.503	10.872
62	7.259	10.509
63	7.499	10.847
64	7.255	10.485
65	7.253	10.473
66	7.752	11.183
67	7.249	10.449
68	7.489	10.785
69	7.245	10.425
70	7.485	10.760
71	7.241	10.401
72	7.239	10.389
73	7.479	10.723
74	7.235	10.365
75	7.474	10.698
76	7.231	10.341
77	7.229	10.329
78	8.002	11.422
79	7.225	10.305
80	7.464	10.636
81	7.221	10.281
82	7.460	10.611
83	7.217	10.257
84	7.215	10.245
85	7.454	10.574
86	7.211	10.221

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.8200%, 6-Month LIBOR stays at 1.8100%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.



Statistical Pool (Fixed Rate and Adjustable Rate Mortgage Loans)

Summary of Loans in Statistic Calculation Pool **(As of Statistical Pool Calculation Date)**		**Range**
Total Number of Loans	1,498	
Total Outstanding Loan Balance	$327,051,309	
Average Loan Balance	$218,325	
WA Mortgage Rate	7.947%	4.500% to 16.500%
ARM Characteristics		
WA Gross Margin	6.862%	1.500% to 11.900%
WA Months to First Roll	26	3 to 36
WA First Periodic Cap	2.334%	0.750% to 3.000%
WA Subsequent Periodic Cap	1.247%	0.750% to 3.000%
WA Lifetime Cap	14.596%	11.000% to 22.250%
WA Lifetime Floor	7.767%	4.250% to 15.890%
WA Original Term (months)	357	120 to 360
WA Remaining Term (months)	356	118 to 360
WA LTV	80.95%	
Percentage of Pool with CLTV > 100%	0.15%	
WA FICO	617	
WA DTI%	40.39%	
Percentage of Pool with Prepayment Penalties at Loan Orig	83.08%	
Percentage of Pool Secured by: 1st Liens	100.00%	
Percentage of Pool Secured by: 2nd Liens	0.00%	

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 44.16%	SFR: 50.65%	FULL DOC: 77.20%	RFCO: 66.56%	OOC: 98.16%	A: 62.70%	0: 16.92%
TX: 3.59%	SFD: 26.77%	STATED: 20.48%	PURCH: 25.42%	NOO: 1.41%	A-: 19.74%	12: 3.96%
FL: 3.42%	PUD: 13.40%	SIMPLE: 2.32%	REFI: 8.03%	2ND: 0.43%	B: 12.34%	13: 0.41%
VA: 3.37%	CONDO: 3.70%				C: 4.13%	24: 35.93%
NY: 3.26%	MANUF: 3.58%				C-: 0.91%	30: 1.23%
					D: 0.18%	36: 28.18%
						42: 0.09%
						60: 13.29%

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Statistical Pool (Fixed Rate Mortgage Loans)

Summary of Loans in Statistic Calculation Pool (As of Statistical Pool Calculation Date)		**Range**		
Total Number of Loans	377			
Total Outstanding Loan Balance	$97,063,532			
Average Loan Balance	$257,463	$13,496	to	$605,000
WA Mortgage Rate	7.640%	4.500%	to	16.500%
WA Original Term (months)	351	120	to	360
WA Remaining Term (months)	350	118	to	360
WA LTV	77.50%	12.50%	to	100.00%
Percentage of Pool with CLTV > 100%	0.50%			
WA FICO	635			
WA DTI%	39.21%			
Percentage of Pool with Prepayment Penalties at Loan Orig	83.28%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 53.19%	SFR: 66.35%	FULL DOC: 75.41%	RFCO: 81.11%	OOC: 97.31%	A: 77.35%	0: 16.72%
NY: 7.48%	SFD: 13.90%	STATED: 22.63%	REFI: 9.74%	NOO: 1.92%	A-: 13.77%	12: 6.46%
FL: 3.40%	PUD: 11.33%	SIMPLE: 1.95%	PURCH: 9.16%	2ND: 0.77%	B: 6.70%	24: 7.71%
NJ: 2.85%	CONDO: 4.35%				C: 1.99%	36: 25.29%
TX: 2.73%	2 FAM: 1.99%				C-: 0.05%	60: 43.81%
					D: 0.15%	

Statistical Pool (Fixed Rate Mortgage Loans)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	2	$87,666	0.09
FIXED 15YR-CC	2	$348,139	0.36
FIXED 15YR	26	$1,625,526	1.67
FIXED 20YR	11	$2,094,318	2.16
FIXED 30YR-CC	32	$10,884,590	11.21
FIXED 30YR	294	$80,461,994	82.90
FIX30/15 BAL	10	$1,561,299	1.61
	377	$97,063,532	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 25,000	6	$110,311	0.11
$ 25,000.01 to $50,000	64	$2,547,324	2.62
$ 50,000.01 to $75,000	29	$1,744,606	1.80
$ 75,000.01 to $100,000	20	$1,748,221	1.80
$100,000.01 to $150,000	22	$2,843,468	2.93
$150,000.01 to $200,000	8	$1,404,908	1.45
$200,000.01 to $250,000	2	$467,130	0.48
$250,000.01 to $300,000	2	$538,239	0.55
$300,000.01 to $350,000	85	$27,539,395	28.37
$350,000.01 to $400,000	65	$24,290,987	25.03
$400,000.01 to $450,000	39	$16,441,167	16.94
$450,000.01 to $500,000	26	$12,459,357	12.84
$500,000.01 to $550,000	4	$2,075,328	2.14
$550,000.01 to $600,000	4	$2,248,091	2.32
$600,000.01 to $650,000	1	$605,000	0.62
	377	$97,063,532	100.00

Statistical Pool (Fixed Rate Mortgage Loans)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.001 - 4.500	1	$400,000	0.41
5.001 - 5.500	1	$451,000	0.46
5.501 - 6.000	5	$1,745,250	1.80
6.001 - 6.500	22	$8,064,955	8.31
6.501 - 7.000	58	$21,403,501	22.05
7.001 - 7.500	62	$22,224,028	22.90
7.501 - 8.000	66	$22,098,916	22.77
8.001 - 8.500	24	$7,242,520	7.46
8.501 - 9.000	32	$5,398,987	5.56
9.001 - 9.500	24	$2,638,725	2.72
9.501 - 10.000	22	$2,276,795	2.35
10.001 - 10.500	11	$909,154	0.94
10.501 - 11.000	10	$505,642	0.52
11.001 - 11.500	7	$426,594	0.44
11.501 - 12.000	6	$238,854	0.25
12.001 - 12.500	2	$103,976	0.11
13.001 - 13.500	9	$323,278	0.33
13.501 - 14.000	4	$153,437	0.16
14.001 - 14.500	2	$86,598	0.09
14.501 - 15.000	5	$193,479	0.20
15.001 - 15.500	2	$86,594	0.09
15.501 - 16.000	1	$42,250	0.04
16.001 - 16.500	1	$49,000	0.05
	377	$97,063,532	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	2	$87,666	0.09
121 - 180	38	$3,534,964	3.64
181 - 300	11	$2,094,318	2.16

Statistical Pool (Fixed Rate Mortgage Loans)

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
301 - 360	326	$91,346,584	94.11
	377	$97,063,532	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	31	$2,681,267	2.76
50.01-55.00	8	$1,708,881	1.76
55.01-60.00	18	$5,235,775	5.39
60.01-65.00	21	$6,810,326	7.02
65.01-70.00	32	$7,151,178	7.37
70.01-75.00	42	$9,216,083	9.49
75.01-80.00	88	$26,033,744	26.82
80.01-85.00	56	$16,770,457	17.28
85.01-90.00	58	$15,758,696	16.24
90.01-95.00	18	$5,248,396	5.41
95.01-100.00	5	$448,730	0.46
	377	$97,063,532	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	2	$549,954	0.57
AZ	7	$1,047,307	1.08
AR	3	$468,041	0.48
CA	141	$51,630,074	53.19
CO	5	$1,207,996	1.24
DE	1	$29,900	0.03
FL	18	$3,295,491	3.40
GA	7	$1,670,927	1.72

Statistical Pool (Fixed Rate Mortgage Loans)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
HI	2	$937,103	0.97
ID	4	$695,885	0.72
IL	3	$207,877	0.21
IN	1	$317,800	0.33
IA	4	$525,793	0.54
KS	3	$697,777	0.72
KY	2	$569,306	0.59
LA	6	$1,034,137	1.07
ME	1	$415,000	0.43
MD	6	$1,136,803	1.17
MA	7	$2,346,806	2.42
MI	20	$2,370,344	2.44
MN	3	$603,236	0.62
MS	2	$157,090	0.16
MO	1	$81,734	0.08
MT	2	$106,181	0.11
NV	3	$1,313,512	1.35
NJ	12	$2,764,133	2.85
NM	3	$738,458	0.76
NY	21	$7,258,265	7.48
NC	3	$333,768	0.34
OH	14	$600,663	0.62
OK	4	$239,097	0.25
OR	1	$303,763	0.31
PA	8	$383,030	0.39
RI	1	$139,842	0.14
SC	6	$701,529	0.72
TN	7	$1,098,843	1.13
TX	16	$2,653,919	2.73
UT	4	$1,474,997	1.52
VA	10	$2,283,028	2.35
WA	7	$2,021,380	2.08
WV	4	$499,019	0.51

Statistical Pool (Fixed Rate Mortgage Loans)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
WI	2	$153,721	0.16
	377	$97,063,532	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$400,000	0.41
781 - 800	1	$315,000	0.32
761 - 780	6	$1,859,776	1.92
741 - 760	7	$2,241,619	2.31
721 - 740	11	$3,112,951	3.21
701 - 720	7	$2,162,152	2.23
681 - 700	14	$4,273,418	4.40
661 - 680	32	$10,200,960	10.51
641 - 660	52	$15,767,164	16.24
621 - 640	64	$19,923,218	20.53
601 - 620	50	$11,974,303	12.34
581 - 600	45	$9,484,649	9.77
561 - 580	44	$9,730,860	10.03
541 - 560	26	$4,624,248	4.76
521 - 540	15	$946,484	0.98
501 - 520	2	$46,731	0.05
	377	$97,063,532	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	223	$64,401,286	66.35
SFD	77	$13,496,217	13.90
PUD	31	$11,000,090	11.33

Statistical Pool (Fixed Rate Mortgage Loans)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CONDO	14	$4,221,009	4.35
2 FAM	10	$1,932,616	1.99
MANUF	20	$1,493,143	1.54
HI CONDO	1	$410,512	0.42
3 FAM	1	$108,659	0.11
	377	$97,063,532	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	306	$78,726,604	81.11
REFI	33	$9,450,362	9.74
PURCH	38	$8,886,566	9.16
	377	$97,063,532	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	363	$94,453,966	97.31
NOO	11	$1,863,360	1.92
2ND HM	3	$746,206	0.77
	377	$97,063,532	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	299	$73,199,720	75.41
STATED	70	$21,968,901	22.63
SIMPLE	8	$1,894,911	1.95
	377	$97,063,532	100.00

Statistical Pool (Adjustable Rate Mortgage Loans)

Summary of Loans in Statistic Calculation Pool

(As of Statistical Pool Calculation Date)		Range		
Total Number of Loans	1,121			
Total Outstanding Loan Balance	$229,987,777			
Average Loan Balance	$205,163	$18,063	to	$746,250
WA Mortgage Rate	8.076%	5.625%	to	15.250%
ARM Characteristics				
WA Gross Margin	6.862%	1.500%	to	11.900%
WA Months to First Roll	26	3	to	36
WA First Periodic Cap	2.334%	0.750%	to	3.000%
WA Subsequent Periodic Cap	1.247%	0.750%	to	3.000%
WA Lifetime Cap	14.596%	11.000%	to	22.250%
WA Lifetime Floor	7.767%	4.250%	to	15.890%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	358	177	to	360
WA LTV	82.40%			
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	609			
WA DTI%	40.71%			
Percentage of Pool with Prepayment Penalties at Loan Orig	83.00%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.35%	SFR: 44.03%	FULL DOC: 77.95%	RFCO: 60.41%	OOC: 98.52%	A: 56.52%	0: 17.00%
TX: 3.95%	SFD: 32.20%	STATED: 19.58%	PURCH: 32.28%	NOO: 1.20%	A-: 22.27%	12: 2.91%
NC: 3.86%	PUD: 14.27%	SIMPLE: 2.47%	REFI: 7.31%	2ND: 0.28%	B: 14.73%	13: 0.58%
VA: 3.81%	MANUF: 4.45%				C: 5.03%	24: 47.84%
FL: 3.43%	CONDO: 3.42%				C-: 1.27%	30: 1.75%
					D: 0.19%	36: 29.39%
						42: 0.12%
						60: 0.40%

Statistical Pool (Adjustable Rate Mortgage Loans)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	2	$471,712	0.21
1/29 LIBOR	1	$47,964	0.02
2/13 LIBOR	1	$154,637	0.07
2/28 LIBOR	828	$160,421,214	69.75
3/12 LIBOR	1	$79,816	0.03
3/27 LIBOR	288	$68,812,433	29.92
	1,121	$229,987,777	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 25,000	3	$62,520	0.03
$ 25,000.01 to $50,000	68	$2,760,104	1.20
$ 50,000.01 to $75,000	155	$9,888,927	4.30
$ 75,000.01 to $100,000	149	$12,917,877	5.62
$100,000.01 to $150,000	212	$25,959,585	11.29
$150,000.01 to $200,000	78	$13,533,292	5.88
$200,000.01 to $250,000	32	$7,022,754	3.05
$250,000.01 to $300,000	22	$5,878,284	2.56
$300,000.01 to $350,000	183	$59,593,219	25.91
$350,000.01 to $400,000	107	$40,392,430	17.56
$400,000.01 to $450,000	49	$20,683,854	8.99
$450,000.01 to $500,000	49	$23,272,030	10.12
$500,000.01 to $550,000	8	$4,216,951	1.83
$550,000.01 to $600,000	2	$1,184,517	0.52
$600,000.01 to $650,000	3	$1,875,181	0.82
$700,000.01 to $750,000	1	$746,250	0.32
	1,121	$229,987,777	100.00

Statistical Pool (Adjustable Rate Mortgage Loans)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.501 - 6.000	6	$2,094,595	0.91
6.001 - 6.500	26	$8,719,646	3.79
6.501 - 7.000	127	$40,778,533	17.73
7.001 - 7.500	131	$37,437,377	16.28
7.501 - 8.000	150	$39,616,656	17.23
8.001 - 8.500	133	$31,442,873	13.67
8.501 - 9.000	157	$25,911,660	11.27
9.001 - 9.500	124	$16,798,909	7.30
9.501 - 10.000	155	$17,018,891	7.40
10.001 - 10.500	56	$5,891,595	2.56
10.501 - 11.000	29	$2,534,820	1.10
11.001 - 11.500	11	$763,994	0.33
11.501 - 12.000	5	$461,937	0.20
12.001 - 12.500	3	$186,782	0.08
12.501 - 13.000	3	$91,532	0.04
13.001 - 13.500	2	$102,991	0.04
13.501 - 14.000	1	$35,000	0.02
15.001 - 15.500	2	$99,985	0.04
	1,121	$229,987,777	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
121 - 180	2	$234,453	0.10
301 - 360	1,119	$229,753,324	99.90
	1,121	$229,987,777	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	24	$2,371,930	1.03
50.01-55.00	11	$1,500,253	0.65
55.01-60.00	14	$3,490,795	1.52

Statistical Pool (Adjustable Rate Mortgage Loans)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
60.01-65.00	23	$5,058,220	2.20
65.01-70.00	57	$10,566,717	4.59
70.01-75.00	97	$20,605,939	8.96
75.01-80.00	325	$61,587,817	26.78
80.01-85.00	211	$46,777,872	20.34
85.01-90.00	216	$49,180,286	21.38
90.01-95.00	113	$23,865,476	10.38
95.01-100.00	30	$4,982,470	2.17
	1,121	$229,987,777	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	6	$526,148	0.23
AZ	35	$5,708,967	2.48
AR	3	$279,144	0.12
CA	263	$92,791,513	40.35
CO	25	$6,483,744	2.82
CT	9	$2,881,175	1.25
DE	4	$573,697	0.25
FL	58	$7,886,312	3.43
GA	35	$4,956,329	2.16
ID	4	$429,265	0.19
IL	33	$6,104,626	2.65
IN	16	$1,654,364	0.72
IA	7	$647,875	0.28
KS	7	$700,653	0.30
KY	12	$1,274,353	0.55
LA	8	$760,019	0.33
MD	26	$7,713,948	3.35
MA	23	$5,334,635	2.32
MI	48	$6,551,551	2.85
MN	18	$4,464,069	1.94
MS	3	$274,660	0.12
MO	21	$2,409,867	1.05

Statistical Pool (Adjustable Rate Mortgage Loans)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	1	$42,264	0.02
NE	7	$572,866	0.25
NV	16	$2,664,038	1.16
NH	3	$980,033	0.43
NJ	16	$4,236,027	1.84
NM	5	$568,058	0.25
NY	13	$3,415,128	1.48
NC	87	$8,866,470	3.86
OH	42	$4,565,398	1.99
OK	5	$485,209	0.21
OR	17	$3,018,558	1.31
PA	30	$4,309,546	1.87
RI	1	$147,185	0.06
SC	38	$3,522,633	1.53
SD	1	$104,217	0.05
TN	26	$4,083,248	1.78
TX	53	$9,077,440	3.95
UT	4	$752,869	0.33
VA	41	$8,753,760	3.81
WA	33	$7,213,540	3.14
WV	5	$388,103	0.17
WI	13	$1,814,272	0.79
	1,121	$229,987,777	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	1	$400,000	0.17
761 - 780	7	$1,461,775	0.64
741 - 760	7	$2,120,769	0.92
721 - 740	11	$2,246,149	0.98
701 - 720	19	$3,859,231	1.68
681 - 700	23	$5,372,050	2.34
661 - 680	46	$12,355,707	5.37
641 - 660	85	$20,433,170	8.88

Statistical Pool (Adjustable Rate Mortgage Loans)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	150	$34,008,231	14.79
601 - 620	185	$41,879,515	18.21
581 - 600	182	$40,098,828	17.44
561 - 580	194	$34,441,955	14.98
541 - 560	119	$18,878,745	8.21
521 - 540	58	$8,974,598	3.90
501 - 520	19	$2,320,945	1.01
500 or Less	3	$259,726	0.11
NOT SCORED	12	$876,381	0.38
	1,121	$229,987,777	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	350	$101,265,727	44.03
SFD	457	$74,046,669	32.20
PUD	117	$32,829,112	14.27
MANUF	134	$10,230,729	4.45
CONDO	39	$7,872,157	3.42
2 FAM	18	$2,895,831	1.26
HI CONDO	2	$531,181	0.23
4 FAM	2	$126,405	0.05
TOWN HM	1	$118,050	0.05
MOBILE	1	$71,915	0.03
	1,121	$229,987,777	100.00

Statistical Pool (Adjustable Rate Mortgage Loans)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	652	$138,942,699	60.41
PURCH	391	$74,243,636	32.28
REFI	78	$16,801,442	7.31
	1,121	$229,987,777	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,097	$226,579,391	98.52
NOO	22	$2,763,137	1.20
2ND HM	2	$645,248	0.28
	1,121	$229,987,777	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	921	$179,284,430	77.95
STATED	175	$45,021,462	19.58
SIMPLE	25	$5,681,884	2.47
	1,121	$229,987,777	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$380,000	0.17
2.001 - 3.000	1	$354,997	0.15
3.001 - 4.000	1	$169,977	0.07
4.001 - 5.000	53	$17,543,512	7.63
5.001 - 6.000	178	$60,221,264	26.18
6.001 - 7.000	258	$64,182,996	27.91
7.001 - 8.000	233	$41,052,392	17.85
8.001 - 9.000	216	$26,994,471	11.74
9.001 - 10.000	153	$16,847,227	7.33

Statistical Pool (Adjustable Rate Mortgage Loans)

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	24	$2,111,033	0.92
11.001 - 12.000	3	$129,908	0.06
	1,121	$229,987,777	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
12/02	1	$35,985	0.02
01/03	1	$435,728	0.19
07/03	1	$47,964	0.02
01/04	2	$848,633	0.37
02/04	8	$2,368,682	1.03
03/04	7	$1,880,714	0.82
04/04	16	$3,629,047	1.58
05/04	88	$14,033,257	6.10
06/04	232	$34,256,033	14.89
07/04	209	$33,942,923	14.76
08/04	111	$26,150,610	11.37
09/04	154	$42,704,954	18.57
10/04	2	$761,000	0.33
01/05	1	$386,319	0.17
02/05	2	$471,712	0.21
04/05	2	$121,451	0.05
05/05	24	$3,154,971	1.37
06/05	37	$6,048,130	2.63
07/05	58	$9,367,031	4.07
08/05	89	$23,153,114	10.07
09/05	76	$26,189,521	11.39
	1,121	$229,987,777	100.00

Statistical Pool (Adjustable Rate Mortgage Loans)

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	2	$471,712	0.21
7 - 12	1	$47,964	0.02
13 - 18	15	$4,963,088	2.16
19 - 24	814	$155,612,764	67.66
25 - 31	4	$887,892	0.39
32 - 37	285	$68,004,357	29.57
	1,121	$229,987,777	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	1	$169,404	0.07
11.501 - 12.000	6	$1,840,885	0.80
12.001 - 12.500	13	$3,045,287	1.32
12.501 - 13.000	47	$11,092,618	4.82
13.001 - 13.500	71	$17,214,563	7.48
13.501 - 14.000	164	$47,874,923	20.82
14.001 - 14.500	169	$45,298,758	19.70
14.501 - 15.000	183	$39,040,520	16.98
15.001 - 15.500	135	$25,072,414	10.90
15.501 - 16.000	147	$19,053,032	8.28
16.001 - 16.500	64	$8,078,450	3.51
16.501 - 17.000	53	$5,919,268	2.57
17.000 - 17.500	26	$2,890,087	1.26
17.501 - 18.000	15	$1,288,450	0.56
18.001 - 18.500	10	$782,247	0.34
18.501 - 19.000	6	$712,018	0.31
19.001 - 19.500	4	$328,337	0.14
19.501 - 20.000	3	$91,532	0.04
20.001+	4	$194,985	0.08
	1,121	$229,987,777	100.00

Statistical Pool (Adjustable Rate Mortgage Loans)

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.750	1	$89,964	0.04
1.000	13	$1,672,613	0.73
1.500	326	$97,941,307	42.59
2.000	16	$2,622,944	1.14
3.000	765	$127,660,949	55.51
	1,121	$229,987,777	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.750	1	$89,964	0.04
1.000	739	$118,362,044	51.46
1.500	378	$110,775,315	48.17
3.000	3	$760,453	0.33
	1,121	$229,987,777	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	34	$10,981,324	4.77
5.001 - 6.000	21	$3,465,421	1.51
6.001 - 7.000	211	$57,717,960	25.10
7.001 - 8.000	306	$75,574,742	32.86
8.001 - 9.000	225	$44,502,443	19.35
9.001 - 10.000	225	$28,933,380	12.58
10.001 - 11.000	73	$7,094,707	3.08
11.001 - 12.000	14	$1,133,997	0.49
12.001 - 13.000	6	$278,314	0.12
13.001 - 14.000	3	$137,991	0.06

Statistical Pool (Adjustable Rate Mortgage Loans)

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
15.001 - 16.000	3	$167,498	0.07
	1,121	$229,987,777	100.00